December 20, 2010
U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, D.C. 20549

Attn: Mr. Justin Dobbie

Re:	Farmers National Banc Corp. Registration Statement on Form S-1 (Commission File No. 333-)
               The undersigned, as selling agent for certain transactions contemplated by the proposed public offering of common shares, no par value, of the above-captioned registrant (the “Shares”), hereby joins in the request of Farmers National Banc Corp. that the effectiveness of the Registration Statement on Form S-l relating to such Shares (Registration No. 333-167177) be accelerated so that the Registration Statement will become effective at 3:30 p.m. on Monday, December 20, 2010, or as soon thereafter as practicable.

Very truly yours,

SANDLER O’NEILL + PARTNERS, L.P.,

By:	Sandler O’Neill + Partners Corp., the sole general partner

By:	/s/ Jennifer Docherty

Name:	Jennifer Docherty
Title:	Authorized Signatory